Chaparral Steel Company

300 Ward Street

Midlothian, Texas 76065

July 19 2005

Ms. Pamela A. Long Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549	VIA FEDEX AND EDGAR

Re:	Chaparral Steel Company
Amendment No. 3 to Form 10 filed July 8, 2005
File No. 001-51307

Dear Ms. Long:

On behalf of Chaparral Steel Company, I attach for filing Amendment No. 4 to Chaparral Steel Company’s Registration Statement on Form 10 (the “Amendment”) to register securities under Section 12(g) of the Exchange Act of 1934, as amended.

In addition, Chaparral has the following responses to the SEC staff’s comments received by telephone on July 19, 2005. Chaparral’s responses are set forth following the summary of the Staff’s comment below.

Form 10

Note 11 to Financial Statements, page F-19

1.    Please set forth the net income/loss per share for each period indicated.

The net income/loss per share has been set forth for each period indicated on page F-19 of the Amendment.

I am providing courtesy copies of this letter and Form 10 to the SEC staff members set forth below.

Please direct any questions or additional comments regarding the Form 10 and this letter to the undersigned at (972) 779-1060, or to Joe Dannenmaier of Thompson & Knight LLP at (214) 969-1393.

Respectfully submitted,

/s/    ROBERT E. CRAWFORD, JR.

Robert E. Crawford, Jr.

Vice President and General Counsel

Chaparral Steel Company

Courtesy copies to:

Mindy Hooker

Anne McConnell

Matt Franker

Lesli Sheppard